

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 11, 2015

Scott C. Larsen
President
Park Place Energy, Inc.
2200 Ross Avenue, Suite 4500E
Dallas, TX 75201

> **Re: Park Place Energy Inc.**
> **Registration Statement on Form S-4**
> **Filed July 21, 2015**
> **File No. 333-205771**

Dear Mr. Larsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comparison of Stockholder Rights Before and After the Reincorporation, page 35

1. We note that, whereas Section 2.3 of PPEC's bylaws allows stockholders owning at least 20% of the voting power of issued shares to call a special meeting, Provisions 2.3 and 3.7 of your bylaws limit the right to call a special meeting to your Board, its chairperson, and your CEO or President. Please expand your disclosure to describe this difference under your new bylaws in the "Comparison of Stockholder Rights" section.

Where You Can Find Additional Information, page 46

Incorporation by Reference, page 46

2.   It appears you may be ineligible to incorporate by reference certain information that
        Form S-4 requires. Please expand your disclosure to provide the information that
        Item 14 of Form S-4 requires. For guidance, you may refer to General Instruction
        B.1. and Items 10 through 14 of Form S-4.

Exhibit Index, page II-4

3.   We note the disclosures on pages 43 and 44 where you list several "material U.S.
        federal income tax consequences of the Reincorporation." In this regard, you state
        that no gain or loss will be recognized by PPEC or Hold Co. and a U.S. holder that
        exchanges PPEC common stock solely in exchange for Hold Co. common stock will
        recognize no gain or loss upon receipt of Hold Co. common stock. It appears that the
        tax consequences of the reincorporation may be material to shareholders. Please file
        signed and executed copies of all tax opinions of counsel that Item 21 of Form S-4
        and Item 601 of Regulation S-K require. For guidance, refer to Section III.A.2 of
        Staff Legal Bulletin No. 19 (October 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement, please provide a written statement from the
company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility
       for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources